# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tessera Defense & Homeland Security Inc., CIK 0001739174
CUSIP: 09090D608
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 04/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002150587

## Reporting persons
- Mandragola Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 553,800; shared voting power 0; sole dispositive power 553,800; shared dispositive power 0; aggregate amount beneficially owned 553,800 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: *The number of shares reported in rows (5), (7) and (9) reflect the current balance of shares beneficially owned by the Reporting Person. The number of shares originally beneficially owned was comprised of (i) 92,300 shares of common stock par value $0.0001 per share ("Common Stock") issued pursuant to the Stock Purchase & Assignment Agreement dated April 13, 2026 between the Issuer and Mandragola Ltd. (the "Mandragola SPA"), (ii) 92,300 shares of Common Stock issued upon exercise of the pre-funded warrant issued under the Mandragola SPA, and (iii) 369,200 shares of Common Stock issuable upon exercise of a five year warrant held by Mandragola ("Mandragola Warrant").
  
  The shares reported in rows (5), (7) and (9) also do not show the number of shares that would be issuable upon full exercise of the Mandragola Warrant or the warrant separately issued under the Line of Credit (the "Credit Facility") for up to 200,000 shares of common stock on May 13, 2026, as may be adjusted, and the 200,000 shares issued upon the conversion of outstanding amounts under the Credit Facility. Both warrants are exercisable on a cashless basis for an indeterminable number of shares based on a prescribed Black-Scholes value using the market price of the Issuer's common stock price for the two trading days preceding exercise.
  
  Pursuant to the terms of the Mandragola Warrant, the Issuer cannot issue shares of common stock to the Reporting Person, and the Reporting Person cannot exercise the Warrant, to the extent that the Reporting Person would beneficially own, after such exercise, more than 9.99% of the issued and outstanding shares of common stock.
  
  As of the date of this report, Mandragola holds directly 328,000 shares comprised of (i) 200,000 shares issued and (ii) 128,000 shares representing the balance of shares issued to Mandragola upon exercise of the Mandragola Warrant on four separate occasions.
  
  All share figures have been adjusted to give effect to the 1:10 reverse stock split effected as of September 9, 2026.
- Gur Aryeh Segal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 553,800; shared voting power 0; sole dispositive power 553,800; shared dispositive power 0; aggregate amount beneficially owned 553,800 (9.99% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Tessera Defense & Homeland Security Inc.
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware 19904.

## Item 2. Person Filing
Name of person filing: Mandragola Ltd. and Gur Aryeh Segal
Address of principal business office or, if none, residence:
8 Gavish Street
Bet Sarel
Netanya, Israel
Citizenship: Mandragola Ltd. is a private company registered in the State of Israel, registration number 516953692 and Mr. Segal is an Israeli citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The amounts below do not include the number of shares issuable to the Reporting Person upon exercise of the Mandragola Warrant and the warrant issued on May 13, 2026 for up to 200,000 shares, as may be adjusted (the "LOC Warrant"). The Note was converted in full on September 29, 2026 into 200,000 shares based on the conversion price equal to the closing price on the trading day immediately preceding the applicable conversion notice.

Each of the Mandragola Warrant and the LOC Warrant may be exercised, at any time, on a cashless basis for a variable number of shares determined pursuant to a contractual formula based on a prescribed Black-Scholes value using the market price of the Issuer's common stock price in the preceding two trading days of the Issuer's common stock .

Underlying Transactions

(i) On April 13, 2026, the Issuer entered into and simultaneously closed on a Stock Purchase & Assignment Agreement (the "Mandragola SPA") with Mandragola, pursuant to which the Issuer purchased from Mandragola all of its shareholdings in Dr. Frucht Systems Ltd. ("DFSL"), representing 60% of the issued and outstanding voting equity capital of DFSL on a fully diluted basis. In consideration for the DFSL shares, the Issuer issued the following equity linked consideration to Mandragola:

(i) 92,300 shares of the Common Stock;

(ii) pre-funded warrants exercisable for 92,300 shares of Common Stock at a per share exercise price of $0.0001(the "Pre-Funded Warrants"); and

(iii) the Mandragola Warrant for 369,200 shares of Common Stock at a per share exercise price of $120.00.

The 92,300 shares and the shares issuable upon the exercise of the pre-funded warrant have been issued and are no longer held by Mandragola, having been sold. To date, the Mandragola Warrant has been partially exercised. The Mandragola Warrant is exercisable on a cashless basis for a variable number of shares determined pursuant to a contractual formula based on a prescribed Black-Scholes value using the market price of the Issuer's common stock price in the preceding two trading days.

(ii) On May 13, 2026, the Issuer entered into a revolving line of credit agreement with Mandragola, pursuant to which Mandragola agreed to make available to the Issuer and certain of its operating subsidiaries a revolving credit facility of up to $2.0 million (the "Credit Facility"). Amounts borrowed under the Credit Facility bear simple interest at an annual rate of 12% and may be prepaid without penalty. Each advance is evidenced by a convertible promissory note. The promissory notes are convertible, at the election of the holder, into a variable number of shares of the Issuer's common stock at a conversion price equal to the closing price of the Issuer's common stock on the trading day immediately preceding the applicable conversion notice.

As additional consideration for making the Credit Facility available, on May 13, 2026, the Issuer issued Mandragola a five-year warrant to purchase up to 200,000 shares of the Issuer's common stock at an initial exercise price of $120.00 per share, subject to adjustments. The LOC Warrant may be exercised for cash only when the trading price of the Issuer's common stock exceeds the applicable exercise price. The holder may also elect, at any time, to exercise the LOC Warrant on a cashless basis for a variable number of shares determined pursuant to a contractual formula based on a prescribed Black-Scholes value using the market price of the Issuer's common stock price in the preceding two trading days.

The amounts below show the number of shares of common stock that would be issuable upon full exercise of the Warrant and give effect to the beneficial ownership limitation. Therefore, the actual number of shares of common stock beneficially owned by the Reporting Person, after giving effect to such beneficial ownership limitations, is more than the number of securities reported herein.

All share figures herein have been adjusted to account for the 1:10 reverse stock split of the Issuer's outstanding common stock effected as of September 9, 2026.

553,800 shares
Percent of class: 9.99%
Sole power to vote or to direct the vote: 553,800 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 553,800 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1, "Joint Filing Agreement, dated October 5, 2026, between Mandragola Ltd. and Gur Aryeh Segal."

## Signatures
- Mandragola Ltd.: /s/ Gur Aryeh Segal, Gur Aryeh Segal/Director (10/05/2026)
- Gur Aryeh Segal: /s/ Gur Aryeh Segal, Gur Aryeh Segal (10/05/2026)